UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

NEWMARKET CORPORATION

(Exact name of the registrant as specified in its charter)

Virginia	1-32190	20-0812170
(State or other jurisdiction of Incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

330 South Fourth Street, Richmond, Virginia		23219
(Address of principal executive offices)		(Zip code)

David A. Fiorenza                                (804) 788-5000

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

NewMarket Corporation, including its subsidiaries (the “Company”), is filing this Form SD for the reporting period of January 1, 2013 to December 31, 2013 (the “Reporting Period”) pursuant to and in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Rule 13p-1 requires disclosure of certain information related to a product manufactured or contracted to be manufactured by an issuer where “conflict minerals” are necessary to the functionality or production of those products. As defined in the Rule, “conflict minerals” means gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten.

Based on a review of the Company’s products manufactured or contracted to be manufactured in the Reporting Period, including a review of the raw materials used to produce those products, the Company determined that one vendor supplied a tin-based compound necessary to the functionality or production of the final product (“necessary conflict mineral”). The product in question was a metalworking fluid additive (the “Specified Product”). The results of the Company’s review were consistent with its belief, based on the nature of its business, that its products generally did not contain conflict minerals.

Because the Specified Product contained a necessary conflict mineral, the Company conducted a good faith reasonable country of origin inquiry, which was designed to determine whether any necessary conflict minerals originated in the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola (the “Covered Countries”). A brief description of the reasonable country of origin inquiry is as follows:

•	In late 2012, the Company established a global interdisciplinary team comprised of personnel representing the Company’s purchasing, logistics, sales, finance, health and safety, business, and legal functions. Over the course of the following year, the team reviewed the Company’s raw materials database to determine the extent to which there were any necessary conflict minerals in the Company’s products, and whether any necessary conflict minerals were sourced from the Covered Countries.
•	Following this review, the Company conducted a survey of its key raw material suppliers. These suppliers included the 50 external suppliers that supply the vast majority of the Company’s raw materials and certain other suppliers selected based on geographic or other factors. The supplier of the Specified Product was included in the survey.
•	With the assistance of a third party consultant experienced in the areas of supply chain diligence and auditing, the Company prepared and issued the survey to the selected suppliers soliciting information related to, among other things, the country of origin of any conflict minerals supplied to the Company. The portion of the survey relating to conflict minerals compliance was developed based on the diligence framework set forth by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI).
•	The Company has received responses to the survey from a majority of those surveyed and has reviewed the results. Those results have confirmed the Company’s belief that its products generally do not contain conflict minerals. The survey results have also been consistent with the Company’s review of its raw materials database. The Company received a response from the supplier of the Specified Product, who confirmed with supporting data and information that the conflict mineral did not originate in the Covered Countries.

Based on the Company’s reasonable country of origin inquiry described above, the Company determined that it had no reason to believe that any necessary conflict mineral within any products manufactured or contracted to be manufactured in the Reporting Period may have originated in the Covered Countries. This information is also publicly available on the Company’s website at:

http://www.newmarket.com/investorrelations/Documents/NewMarketPolicyRegardingConflictMinerals.pdf.

Information on the Company’s website does not constitute a part of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 2, 2014	NEWMARKET CORPORATION

	By:	/s/ David A. Fiorenza
David A. Fiorenza
Vice President and Chief Financial Officer